SCHEDULE 13G

CUSIP No. 44975P 103	Page 1 of 7 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __ ) *

I-MAB
(Name of Issuer)
Ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)
44975P 103 **
(CUSIP Number)
September 11, 2020
(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**
There is no CUSIP number assigned to the ordinary shares. CUSIP number 44975P 103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ten (10) ADSs representing twenty three (23) ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “IMAB.”

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G

CUSIP No. 44975P 103	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS. GIC Private Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,878,928 (1)
	6.	SHARED VOTING POWER 3,995,021 (2)
	7.	SOLE DISPOSITIVE POWER 3,878,928 (1)
	8.	SHARED DISPOSITIVE POWER 7,794,211 (3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,673,139
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (4)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
These 3,878,928 ordinary shares, par value US$0.0001 per share (the “ordinary shares”) of I-MAB (the “Issuer”) represent (i) 1,636,211 ordinary shares represented by 711,396 American Depositary Shares (“ADSs”), each ten (10) ADSs representing twenty three (23) ordinary shares, and (ii) 347,463 ordinary shares issuable upon the exercise of a warrant (the “Warrant”) granted to GIC Private Limited (“GIC”).

(2)	These 3,995,021 ordinary shares include (i) 464,485 ordinary shares represented by 201,950 ADSs, and (ii) 546,984 ordinary shares issuable upon the exercise of the Warrant.
(3)
These 7,794,211 ordinary shares include (i) 3,799,190 ordinary shares held by certain third parties over which GIC, GIC Special Investments Pte. Ltd. (“Special Investments”) and Tetrad Ventures Pte Ltd (“Tetrad”) share dispositive power, (ii) 464,485 ordinary shares represented by 201,950 ADSs, and (iii) 546,984 ordinary shares issuable upon the exercise of the Warrant.

(4)
Based on 162,140,146 ordinary shares of the Issuer outstanding, as calculated based on 133,006,644 ordinary shares outstanding as of June 30, 2020 as disclosed in the Issuer’s Form 6-K dated September 1, 2020 and 29,133,502 ordinary shares subsequently sold by the Issuer as disclosed in the Issuer’s Form 6-K dated September 4, 2020, plus 894,447 ordinary shares issuable upon the exercise of the Warrant.

SCHEDULE 13G

CUSIP No. 44975P 103	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS. GIC Special Investments Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,886,627 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,685,817(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,685,817
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% (3)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	These 2,886,627 ordinary shares include 447,224 ordinary shares issuable upon exercise of the Warrant.
(2)
These 6,685,817 ordinary shares include (i) 447,224 ordinary shares issuable upon exercise of the Warrant, and (ii) 3,799,190 ordinary shares held by certain third parties over which GIC, Special Investments and Tetrad share dispositive power.

(3)
Based on 162,140,146 ordinary shares of the Issuer outstanding, as calculated based on 133,006,644 ordinary shares outstanding as of June 30, 2020 as disclosed in the Issuer’s Form 6-K dated September 1, 2020 and 29,133,502 ordinary shares subsequently sold by the Issuer as disclosed in the Issuer’s Form 6-K dated September 4, 2020, plus 894,447 ordinary shares issuable upon the exercise of the Warrant.

SCHEDULE 13G

CUSIP No. 44975P 103	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSONS. Tetrad Ventures Pte Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,886,627 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,685,817 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,685,817
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% (3)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	These 2,886,627 ordinary shares include 447,224 ordinary shares issuable upon exercise of the Warrant.
(2)
These 6,685,817 ordinary shares include (i) 447,224 ordinary shares issuable upon exercise of the Warrant, and (ii) 3,799,190 ordinary shares held by certain third parties over which GIC, Special Investments and Tetrad share dispositive power.

(3)
Based on 162,140,146 ordinary shares of the Issuer outstanding, as calculated based on 133,006,644 ordinary shares outstanding as of June 30, 2020 as disclosed in the Issuer’s Form 6-K dated September 1, 2020 and 29,133,502 ordinary shares subsequently sold by the Issuer as disclosed in the Issuer’s Form 6-K dated September 4, 2020, plus 894,447 ordinary shares issuable upon the exercise of the Warrant.

SCHEDULE 13G

CUSIP No. 44975P 103	Page 5 of 7 Pages

Item 1(a)	Name of Issuer
I-MAB (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices
Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District
Shanghai, 201210
People’s Republic of China
Item 2(a)	Name of Persons Filing
GIC Private Limited (“GIC”)
GIC Special Investments Pte. Ltd. (“Special Investments”)
Tetrad Ventures Pte Ltd (“Tetrad”)
Item 2(b)	Address of Principal Business Office or, if none, Residence
The address of each of GIC, Special Investments, and Tetrad is as follows:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Item 2(c)	Citizenship
GIC – Republic of Singapore
Special Investments – Republic of Singapore
Tetrad Ventures Pte Ltd – Republic of Singapore
Item 2(d)	Title of Class of Securities
Ordinary shares, par value US$0.0001 per share (the “ordinary shares”)
Item 2(e)	CUSIP Number
There is no CUSIP number assigned to the ordinary shares. CUSIP number 44975P 103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ten (10) ADSs representing twenty three (23) ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “IMAB.”
Item 3	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4	Ownership
Ownership information with respect to GIC, Special Investments and Tetrad is incorporated by reference through items (5) through (9) and (11) of the cover page, and the associated footnotes, for each entity.
Tetrad shares the power to vote 2,886,627 ordinary shares and the power to dispose of 6,685,817 ordinary shares with Special Investments and GIC.  Special Investments is wholly owned by GIC and is the private equity investment arm of GIC.
GIC is a fund manager and only has two clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”).  Under the investment management agreement with GoS, GIC Private Limited has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.  As such, GIC has the sole power to vote and power to dispose of 3,878,928 ordinary shares beneficially owned by GoS.  GIC shares power to vote and dispose of 1,108,394 ordinary shares beneficially owned by it with MAS.

SCHEDULE 13G

CUSIP No. 44975P 103	Page 6 of 7 Pages

Item 5	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.
Exhibits
99.1	Joint Filing Agreement dated September 21, 2020.

SCHEDULE 13G

CUSIP No. 44975P 103	Page 7 of 7 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated.

Dated: September 21, 2020

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PTE. LTD.

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director

TETRAD VENTURES PTE LTD

By:	/s/ Holger Dirk Michaelis
Name:	Holger Dirk Michaelis
Title:	Authorized Signatory